

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422

November 25, 2013

Mr. Stephen J. Borick
Chairman, Chief Executive Officer & President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Dear Mr. Borick:

Thank you for coming to visit us earlier this month.

We have noticed that insiders have been selling more stock. GAMCO believes that the company should be buying back stock. And, in light of the upcoming deadline to submit shareholder proposals for consideration at the 2014 Annual Meeting, GAMCO is currently evaluating all options available to it, including the submission of a proposal regarding the repurchase of the company's stock.

As always, we are available to discuss GAMCO's commitment to shareholder value creation.

Sincerely,

George Maldonado
Director of Proxy Voting Services

GM/abh
Enclosure(s)